Exhibit 99.1

DHT HOLDINGS ANNOUNCES AGREEMENT TO ACQUIRE SAMCO SHIPHOLDING

HAMILTON, BERMUDA, September 9, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) announced today that it has entered into an agreement to acquire all the outstanding shares of Samco Shipholding Pte. Ltd. (˝Samco˝), a private company incorporated under the laws of the Republic of Singapore.  Samco owns and operates a fleet of seven very large crude oil tankers (˝VLCCs˝) with an average age of approximately 4.5 years.  Five of the vessels are currently on time charters to oil majors.  Included in the transaction is Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd. (˝Goodwood˝), a private ship management company incorporated under the laws of the Republic of Singapore.  Goodwood currently manages all of DHT’s vessels.

Following the acquisition, DHT will have a fleet of 20 VLCCs (including six VLCCs under construction at Hyundai Heavy Industries), two Suezmaxes and two Aframaxes.

Senior management stated: ˝This is a big step for DHT.  The Samco fleet consists of modern high quality vessels all being fitted with fuel saving devices.  The time charter contracts are with first rate counterparties and are at premium levels to the current time charter market.  With the 50% shareholding in Goodwood bringing technical management into DHT, we are now a fully integrated ship owning company with all functions in-house.˝

Pursuant to the terms and subject to the conditions set forth in the share purchase agreement, DHT will acquire all the shares of Samco for a purchase price of $317,005,000 in cash payable at the closing of the acquisition, less $5,000,000 that will be deposited in an escrow fund pending final determination of any purchase price adjustment following the closing.  As of August 31, 2014, Samco had approximately $319.6 million of outstanding indebtedness under its credit agreements.  DHT has obtained a committed and underwritten offer from affiliates of Nordea Bank AB and DNB ASA to refinance Samco’s debt at a rate of LIBOR plus 2.5%, with leverage and repayment profiles consistent with DHT’s other debt facilities.

The closing of the acquisition, which is expected in September 2014, is subject to various customary closing conditions.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 3, 2014.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 (441) 299-4912
E-mail: eu@dhtankers.com